UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

FORM SD
SPECIALIZED DISCLOSURE REPORT
___________________________________

DESIGNER BRANDS INC.
(exact name of the registrant as specified in its charter)

Ohio	001-32545
(State or other jurisdiction of incorporation or organization)	(Commission file number)
810 DSW Drive, Columbus Ohio	43219
(Address of principal executive offices)	(zip code)

Michelle Krall (614-872-1473)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

[_] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Designer Brands Inc. and its subsidiaries (collectively, the “Company,” “we” and “us”) has determined that it contracts to manufacture certain products for which tantalum, tungsten, tin, and gold (“3TG minerals”) are necessary to the functionality or production of a product, as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act. Accordingly, the Company has conducted a reasonable country of origin inquiry (“RCOI”) and subsequent due diligence regarding whether 3TG minerals contained in products that we contract to manufacture originated in the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Specialized Disclosure Form on Form SD (this “Form SD”) and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet website at https://www.designerbrands.com/. The Company’s website and the information accessible through it are not incorporated into this Form SD and are not deemed filed with the U.S. Securities and Exchange Commission.

The Company engaged Assent Compliance Inc. (“Assent Compliance”) to assist it in conducting its RCOI and to assist with its due diligence efforts. To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing of 3TG minerals used in the products supplied to the Company. This program utilized the Responsible Business Alliance and Global e-Sustainability Initiative Conflict Minerals Reporting Template version 6.0 or higher for data collection. Information was collected and stored using an online platform provided by Assent Compliance.

The Company undertook a due diligence process based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements to determine the source and chain of custody of the 3TG minerals used in its products. A more detailed description of the due diligence measures the Company took is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Based upon its RCOI and due diligence efforts, the Company has determined that products contracted to be manufactured by the Company contain 3TG minerals. Despite having conducted a good faith RCOI and due diligence efforts, the Company has been unable to determine the origin of all the 3TG minerals used in its products.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report:

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Designer Brands Inc.

/s/ Michelle Krall	May 31, 2022
By	(Date)

Michelle Krall, Senior Vice President, General Counsel and Secretary
Name and Title (printed)